FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 30, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for August 30, 2007 and incorporated by reference herein is the Registrant’s immediate report dated August 30, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: August 30, 2007

BLUEPHOENIX TO PRESENT AT KEY INVESTOR & FINANCIAL CONFERENCES

—	Roth Capital Partners 2007 New York Conference
—	Foreword Financial Expo in Chicago

Herzlia, Israel – August 30, 2007 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX), a leading provider of value-driven modernization solutions for legacy information systems, will be presenting at the Roth Capital Partners 2007 New York Conference being held at the Westin New York at Times Square on September 5th and 6th.

BluePhoenix Solution’s Arik Kilman, Chief Executive Officer, will present an overview of the current market landscape in IT legacy modernization, the Company’s leading role in that sector, recent strategic developments and the future outlook; taking place on Wednesday September 5th from 9:30-10:00am, followed by a half-hour breakout session for questions and answers and further discussion. Roth Capital Partners will also arrange one-on-one meetings for institutional investors and brokerage research analysts with BluePhoenix.

BluePhoenix Solutions will also be exhibiting at the Foreword Financial Expo- “Where Operations and Technology Come Together”- being held at McCormick Place West in Chicago on September 5th through 7th. The event focuses on innovative products and services for the financial services, with an operations and IT audience from across the financial services segments. Additional information about this event can be found at the organizers website: http://www.fwfinancial.org/2007/chicago/html/index.htm.

BluePhoenix Solutions leads the IT modernization market with its unique extensive suite of automated solutions that enable an enterprise to effectively and efficiently modernize its outdated databases, applications, platforms and data to meet the organization’s 21st century business and technological requirements. Its automated tools and services help customers reduce costs, increase efficiency, improve decision-making and extend the ROI of their existing legacy systems. The company is unique in addressing the full range of IT modernization and automated migration needs rather than focusing on only one database, platform or language.

About the Roth Capital Partners New York Conference

The New York Conference will feature a unique combination of companies that are representative of Roth’s existing research universe and its continued focus on undiscovered companies. This year’s conference will feature presentations from more than 200 small and micro caps in the Technology, Healthcare, Financial Services and Consumer Products sectors.

To register for this conference, please contact your Roth sales representative at 800-678-9147. Please note that this conference is by invitation only. For more information about Roth Capital Partners and this conference visit http://www.rothcp.com.

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
David Leichner, CMO	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+972 9-952-6110	+1212-888-4570
dleichner@bphx.com	paulmholm@gmail.com